                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                       -----------------------------------



                  For the quarterly period ended June 30, 1998
                                                 -------------

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre
                       Marlborough Street & Navy Lion Road
                        P.O. Box SS-6293, Nassau, Bahamas
                     (Address of principal executive office)
                     ---------------------------------------




        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  X      Form 40- F
                               -----               -----


        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes         No  X
                                  -----     -----


      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1998



                                      INDEX
                                      -----



               PART I:             FINANCIAL INFORMATION                    PAGE
                                                                            ----

Item 1. Financial Statements

          Consolidated Statements of Income
                and Retained Earnings for the Three Months
                Ended June 30, 1998 and 1997...................................3

          Consolidated Balance Sheets -
                June 30, 1998 and March 31, 1998...............................4

          Consolidated Statements of Cash Flows
                for the Three Months Ended June 30, 1998
                and 1997.......................................................5

          Notes to Consolidated Financial
                Statements.....................................................6

Item 2. Management's Discussion and Analysis of
                Financial Condition and Results of Operations.................13


PART II: OTHER INFORMATION....................................................17

SIGNATURES....................................................................18

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)


                                                         Three Months Ended
                                                              June 30,
                                                        1998            1997
                                                        ----            ----
                                                          $  (Unaudited)  $
                                                        ---- ---------- ----

NET VOYAGE REVENUES
Voyage revenues                                        109,433           98,274
Voyage expenses                                         22,846           24,417
--------------------------------------------------------------------------------
Net voyage revenues                                     86,587           73,857
--------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                               20,774           17,974
Time-charter hire expense                                5,253            1,292
Depreciation and amortization                           24,291           23,670
General and administrative                               5,276            4,773
--------------------------------------------------------------------------------

                                                        55,594           47,709
--------------------------------------------------------------------------------

Income from vessel operations                           30,993           26,148
--------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                                       (14,034)         (14,092)
Interest income                                          2,015            1,803
Other income (note 7)                                    6,474              154
--------------------------------------------------------------------------------
                                                        (5,545)         (12,135)
--------------------------------------------------------------------------------

Net income                                              25,448           14,013
Retained earnings, beginning of the period             428,102          382,178
--------------------------------------------------------------------------------
                                                       453,550          396,191
Dividends declared and paid                             (6,199)          (6,090)
--------------------------------------------------------------------------------

Retained earnings, end of the period                   447,351          390,101
--------------------------------------------------------------------------------

Earnings per common share (note 6)
-basic and diluted                                       $0.87            $0.49
--------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                       As at            As at
                                                      June 30,         March 31,
                                                        1998             1998
                                                        ----             ----
                                                          $                $
                                                        ----             ----
                                                     (Unaudited)
                                                     -----------


ASSETS
Current
Cash and cash equivalents                              78,651            87,953
Marketable securities (note 2)                         22,238            13,448
Accounts receivable
- trade                                                23,699            23,092
- other                                                 2,693             1,235
Prepaid expenses and other assets                      14,705            13,786
--------------------------------------------------------------------------------

Total current assets                                  141,986           139,514
--------------------------------------------------------------------------------
Marketable securities (note 2)                          5,059            13,853
--------------------------------------------------------------------------------
Vessels and equipment (notes 5 and 8)
At cost, less accumulated depreciation of $489,114
   (1998 - $500,779)                                1,259,689         1,297,883
Advances on vessels (note 8)                           31,639
--------------------------------------------------------------------------------

Total vessels and equipment                         1,291,328         1,297,883
--------------------------------------------------------------------------------
other assets                                            8,841             8,933
--------------------------------------------------------------------------------

                                                    1,447,214         1,460,183
================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                       14,776            16,164
Accrued liabilities                                    28,521            29,195
Current portion of long-term debt (notes 5 and 9)      54,962            52,932
--------------------------------------------------------------------------------

Total current liabilities                              98,259            98,291
--------------------------------------------------------------------------------

Long-term debt (notes 5 and 9)                        571,014           672,437
--------------------------------------------------------------------------------

Total liabilities                                     669,273           770,728
--------------------------------------------------------------------------------

Stockholders' equity
Capital stock (note 6)                                330,590           261,353
Retained earnings                                     447,351           428,102
--------------------------------------------------------------------------------

Total stockholders' equity                            777,941           689,455
--------------------------------------------------------------------------------

                                                    1,447,214         1,460,183
================================================================================


Commitments and contingencies (notes 5 and 8)

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)



                                                     Three Months Ended June 30,
                                                        1998             1997
                                                        ----             ----
                                                          $   (Unaudited)  $
                                                        ----             ----
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                              25,448           14,013
Add charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                       24,291           23,670
    Gains on disposition of assets                      (7,117)
   Other - net                                             346              382
Change in non-cash working capital items related to
operating activities                                     1,006            4,254
--------------------------------------------------------------------------------

Net cash flow from operating activities                 43,974           42,319
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                            30,000           35,600
Scheduled repayments of long-term debt                 (14,393)         (14,385)
Prepayment of long-term debt                          (115,000)
Net proceeds from issuance of Common Stock              68,866            1,385
Cash dividends paid                                     (5,828)          (3,369)
Other                                                     (250)            (158)
--------------------------------------------------------------------------------

Net cash flow from financing activities                (36,605)          19,073
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                 (37,720)         (36,711)
Expenditures for drydocking                             (2,386)          (4,673)
Proceeds from disposition of assets                     23,435
Net cash flow from investment                                             6,335
--------------------------------------------------------------------------------

Net cash flow from investing activities                (16,671)         (35,049)
--------------------------------------------------------------------------------

(Decrease) increase  in cash and cash equivalents       (9,302)          26,343
Cash and cash equivalents, beginning of the period      87,953          117,523
--------------------------------------------------------------------------------

Cash and cash equivalents, end of the period            78,651          143,866
================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1998, and for the Three-Month
               Periods Ended June 30, 1998 and 1997 is unaudited)

1.      Basis of Presentation

        The accompanying  unaudited interim  consolidated  financial  statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1998. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month period ended June 30, 1998 are not necessarily indicative of those for a full fiscal year.

2.      Marketable Securities

        The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity. The Company classifies all marketable securities with a maturity date of twelve months or less under current assets.

3.      Cash Flows

        Cash interest paid during the three-month periods ended June 30, 1998 and 1997 totalled approximately $7,383,000 and $5,474,000, respectively.

4.      Income Taxes

        The legal  jurisdictions  of the countries in which the Company and  the
        majority of its  subsidiaries  are  incorporated  do not impose   income
        taxes upon shipping-related activities.

5.      Long-Term Debt

                                                                June 30,           March 31,
                                                                  1998               1998
                                                                    $                  $
        -------------------------------------------------------------------------------------
        Revolving Credit Facility                                14,000             129,000
        First Preferred Ship Mortgage Notes (8.32%)
          U.S. dollar debt due through 2008                     225,000             225,000
        First Preferred Ship Mortgage Notes ( 9 5/8%)
          U.S. dollar debt due through 2003                     123,718             123,718
        Floating rate (LIBOR + 0.50% to 1%)  U.S. dollar
          debt due through 2009                                 263,258             247,651
        -------------------------------------------------------------------------------------
                                                                625,976             725,369
        Less current portion                                     54,962              52,932
        -------------------------------------------------------------------------------------
                                                                571,014             672,437
        =====================================================================================

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1998, and for the Three-Month
               Periods Ended June 30, 1998 and 1997 is unaudited)


5.     Long Term Debt (cont'd)

       The Company has a long-term Revolving Credit Facility (the "Revolver") available which, as at June 30, 1998 provided for borrowings of up to $200.0 million. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at June 30, 1998 the margin was +0.50%. The Revolver is collaterized by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

       The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collaterized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1998, the fair value of these net assets approximated $237.5 million.

       The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1998, the fair value of these net assets approximated $166.0 million (see Note 9 - Subsequent Events).

       Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

       As at June 30, 1998,  the Company was committed to a series  of  interest rate swap agreements whereby $150.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 4.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.86%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1998, and for the Three-Month
               Periods Ended June 30, 1998 and 1997 is unaudited)


6.     Capital Stock

       Authorized
        25,000,000    Preferred Stock with a par value of $1 per share
       125,000,000    Common Stock with no par value


       ------------------------------------------------------------------------------------------------------
                                                   Common        Thousands       Preferred     Thousands of
       Issued and outstanding                       Stock        of shares         Stock          shares
                                                      $                              $
       ------------------------------------------------------------------------------------------------------
       Balance March 31, 1998                      261,353         28,833            0              0
       June 15, 1998 Common Stock offering:
         2,800,000 shares at $25.9375
         per share of Common Stock (net of
         share issue costs)                         68,815          2,800
       Reinvested dividends                            371             12
       Exercise of stock options                        51              2
       ------------------------------------------------------------------------------------------------------

       Balance June 30, 1998                       330,590         31,647            0               0
       ------------------------------------------------------------------------------------------------------


       In June 1998, the Company completed an offering of 7,000,000 shares of Common Stock, of which 2,800,000 shares were offered by the Company and 4,200,000 shares were offered by a selling shareholder. The Company intends to use the net proceeds to the Company from the offering of approximately $68.8 million, together with other funds, to redeem the outstanding 9 5/8% Notes (see Note 9 - Subsequent Events).

       The Company has reserved 1,841,750 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at June 30, 1998, options to purchase a total of 1,728,866 shares of the Company's Common Stock were outstanding, of which 731,460 options were then exercisable at prices ranging from $21.50 to $33.50 per share. The options will expire between July 19, 2005 and June 13, 2008, ten years after the date of the grant.

       The Company's basic earnings per share is based upon the following weighted average number of shares of Common Stock outstanding:
       29,303,499  shares at June 30, 1998; and 28,412,665  shares at  June  30,
       1997. Diluted earnings per share is based upon the following weighted average number of shares of Common Stock outstanding: 29,416,055 shares at June 30, 1998; and 28,645,310 shares at June 30, 1997.

7.     Other Income (Loss)

                                                        Three Months
                                                        Ended June 30
                                                        -------------
                                                    1998             1997
                                                      $                $
       -------------------------------------------------------------------------
          Gain on disposition of assets             7,117
          Foreign exchange gain (loss)                (81)             109
          Miscellaneous - net                        (562)              45
       -------------------------------------------------------------------------
                                                    6,474              154
       =========================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1998, and for the Three-Month
               Periods Ended June 30, 1998 and 1997 is unaudited)


8.     Commitments and Contingencies

       During the quarter ended June 30, 1998,  the  Company   time-chartered-in
       two additional Aframax tankers for periods of three and two years, respectively.

       As at June 30, 1998, the Company was committed to the construction of two Aframax vessels for an aggregate cost of approximately $76.0 million, scheduled for delivery in July and September of 1999. As at June 30, 1998, there had been payments made towards this commitment of approximately $31.6 million.


9.     Subsequent Events

       Subsequent to June 30, 1998, the Company filed  notification   to  redeem
       the outstanding balance of its 9 5/8% Notes effective as at August 17, 1998.

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)


                                                                                Three Months Ended June 30, 1998
                                       ---------------------------------------------------------------------------------------------
                                                          9 5/8%          8.32%
                                         Teekay           Notes           Notes                                          Teekay
                                        Shipping        Guarantor       Guarantor    Non-Guarantor                   Shipping Corp.
                                          Corp.       Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                            $               $               $               $                $               $
                                       -----------  ---------------  -------------  ---------------  --------------  ---------------
Net voyage revenues                                         13,163          9,423          116,634        (52,633)           86,587
Operating expenses                             68            5,754          9,131           93,274        (52,633)           55,594
                                       ---------------------------------------------------------------------------------------------
   Income (loss) from vessel                  (68)           7,409            292           23,360                           30,993
operations
Net interest income (expense)              (7,987)              70             42           (4,144)                         (12,019)
Equity in net income of subsidiaries       33,503                                                         (33,503)
Other income                                                                                12,900         (6,426)            6,474
                                       ---------------------------------------------------------------------------------------------
Net income                                 25,448            7,479            334           32,116        (39,929)           25,448
Retained earnings (deficit),              428,102           25,432        (34,324)         233,479       (224,587)          428,102
beginning of the year
Dividends declared and paid                (6,199)                                                                           (6,199)
                                       =============================================================================================
Retained earnings (deficit), end of       447,351           32,911        (33,990)         265,595       (264,516)          447,351
the year                               =============================================================================================



                                                                                 Three Months Ended June 30, 1997
                                       ---------------------------------------------------------------------------------------------
                                                          9 5/8%          8.32%
                                         Teekay           Notes           Notes                                          Teekay
                                        Shipping        Guarantor       Guarantor    Non-Guarantor                   Shipping Corp.
                                          Corp.       Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                            $               $               $               $                $               $
                                       -----------  ---------------  -------------  ---------------  --------------  ---------------
Net voyage revenues                                         13,162          9,086          109,908        (58,299)           73,857
Operating expenses                             74            5,728          8,701           91,505        (58,299)           47,709
                                       ---------------------------------------------------------------------------------------------
   Income (loss) from vessel                  (74)           7,434            385           18,403                           26,148
operations
Net interest income (expense)              (8,578)              39             51           (3,801)                         (12,289)
Equity in net income of subsidiaries       22,617                                                          (22,572)              45
Other income                                   48                                            3,328          (3,267)             109
                                       ---------------------------------------------------------------------------------------------
Net income                                 14,013            7,473             436          17,930         (25,839)          14,013
Retained earnings (deficit),              382,178           11,056         (18,124)        144,125        (137,057)         382,178
beginning of the year
Dividends declared and paid                (6,090)                                                                           (6,090)
                                       =============================================================================================
Retained earnings (deficit), end of       390,101           18,529         (17,688)        162,055        (162,896)         390,101
the year
                                       =============================================================================================


(See Note 5)

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                   As at June 30, 1998
                                       -----------------------------------------------------------------------------
                                                    9 5/8%       8.32%                                   Teekay
                                         Teekay      Notes       Notes                                  Shipping
                                        Shipping   Guarantor   Guarantor    Non-Guarantor                Corp. &
                                          Corp.   Subsidiaries Subsidiaries Subsidiaries  Eliminations Subsidiaries
                                            $           $           $            $            $            $
                                       ---------- ------------ ------------  ------------ ------------ -------------
ASSETS
Cash and cash equivalents                    229       38,745       15,876        23,801                     78,651
Other current assets                          24          654          974       157,719      (96,036)       63,335
                                       -----------------------------------------------------------------------------
   Total current assets                      253       39,399       16,850       181,520      (96,036)      141,986
Vessels and equipment (net)                           126,892      321,778       842,658                  1,291,328
Advances due from subsidiaries           387,212                                             (387,212)
Other assets (principally marketable
   securities, and investments in        752,627                                  13,905     (752,632)       13,900
subsidiaries)
                                       =============================================================================
                                       1,140,092      166,291      338,628     1,038,083   (1,235,880)    1,447,214
                                       =============================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                       13,433        1,567        1,761       177,535      (96,037)       98,259
Long-term debt                           348,718                                 222,296                    571,014
Due to (from) affiliates                                  (15)       1,527       361,776     (363,288)
                                       -----------------------------------------------------------------------------
   Total liabilities                     362,151        1,552        3,288       761,607     (459,325)      669,273
                                       -----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                            330,590           10           23         5,933       (5,966)      330,590
Contributed capital                                   131,818      369,307         4,948     (506,073)
Retained earnings (deficit)              447,351       32,911      (33,990)      265,595     (264,516)      447,351
                                       -----------------------------------------------------------------------------
   Total stockholders' equity            777,941      164,739      335,340       276,476     (776,555)      777,941
                                       -----------------------------------------------------------------------------
                                       1,140,092      166,291      338,628     1,038,083   (1,235,880)    1,447,214
                                       =============================================================================

                                                                   As at March 31, 1998
                                       -----------------------------------------------------------------------------
                                                    9 5/8%       8.32%                                   Teekay
                                         Teekay      Notes       Notes                                  Shipping
                                        Shipping   Guarantor   Guarantor    Non-Guarantor                Corp. &
                                          Corp.   Subsidiaries Subsidiaries Subsidiaries  Eliminations Subsidiaries
                                            $           $           $            $            $            $
                                       ---------- ------------ ------------  ------------ ------------ -------------
ASSETS
Cash and cash equivalents                     22       29,595       10,687        47,649                     87,953
Other current assets                          13          710          722       165,006     (114,890)       51,561
                                       -----------------------------------------------------------------------------
   Total current assets                       35       30,305       11,409       212,655     (114,890)      139,514
Vessels and equipment (net)                           129,050      327,460       841,373                  1,297,883
Advances due from subsidiaries           324,460                                             (324,460)
Other assets (principally marketable
   securities, and investments in        719,369                                  22,791     (719,374)       22,786
subsidiaries)
                                       =============================================================================
                                       1,043,864      159,355      338,869     1,076,819   (1,158,724)    1,460,183
                                       =============================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                        5,691        2,113        3,126       184,840      (97,479)       98,291
Long-term debt                           348,718                                 323,719                    672,437
Due to (from) affiliates                                  (18)         737       323,900     (324,619)
                                       -----------------------------------------------------------------------------
   Total liabilities                     354,409        2,095        3,863       832,459     (422,098)      770,728
                                       -----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                            261,353           10           23         5,933       (5,966)      261,353
Contributed capital                                   131,818      369,307         4,948     (506,073)
Retained earnings (deficit)              428,102       25,432      (34,324)      233,479     (224,587)      428,102
                                       -----------------------------------------------------------------------------
   Total stockholders' equity            689,455      157,260      335,006       244,360     (736,626)      689,455
                                       -----------------------------------------------------------------------------
                                       1,043,864      159,355      338,869     1,076,819   (1,158,724)    1,460,183
                                       =============================================================================

-----------------
(See Note 5)

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                         Three Months Ended June 30, 1998
                                             -----------------------------------------------------------------------------
                                                          9 5/8%       8.32%                                   Teekay
                                               Teekay      Notes       Notes                                  Shipping
                                              Shipping   Guarantor   Guarantor    Non-Guarantor                Corp. &
                                                Corp.   Subsidiaries Subsidiaries Subsidiaries  Eliminations Subsidiaries
                                                  $           $           $            $            $            $
                                             ---------- ------------ ------------  ------------ ------------ -------------
Cash and cash equivalents provided by
     (used for)
OPERATING ACTIVITIES
                                             -----------------------------------------------------------------------------
   Net cash flow from operating activities         (79)       9,474        4,684        29,895                     43,974
                                             -----------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                            30,000                     30,000
Prepayments of long-term debt                                                         (115,000)                  (115,000)
Repayments of long-term debt                                                           (14,393)                   (14,393)
Net proceeds from issuance of Common Stock      68,866                                                             68,866
Other                                          (68,580)                      790        61,712                     (6,078)
                                             -----------------------------------------------------------------------------
   Net cash flow from financing activities         286                       790       (37,681)                   (36,605)
                                             -----------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                         (324)        (285)      (37,111)                   (37,720)
Other                                                                                   21,049                     21,049
                                             -----------------------------------------------------------------------------
   Net cash flow from investing activiities                    (324)        (285)      (16,062)                   (16,671)
                                             -----------------------------------------------------------------------------
Increase (decrease) in cash and                    207        9,150        5,189       (23,848)                    (9,302)
     cash equivalents
Cash and cash equivalents,                          22       29,595       10,687        47,649                     87,953
     beginning of the year                   -----------------------------------------------------------------------------

Cash and cash equivalents, end of the year         229       38,745       15,876        23,801                     78,651
                                             =============================================================================


                                                                       Three Months Ended June 30, 1997
                                             -----------------------------------------------------------------------------
                                                          9 5/8%       8.32%                                   Teekay
                                               Teekay      Notes       Notes                                  Shipping
                                              Shipping   Guarantor   Guarantor    Non-Guarantor                Corp. &
                                                Corp.   Subsidiaries Subsidiaries Subsidiaries  Eliminations Subsidiaries
                                                  $           $           $            $            $            $
                                             ---------- ------------ ------------  ------------ ------------ -------------
Cash and cash equivalents provided by
     (used for)
OPERATING ACTIVITIES
                                             -----------------------------------------------------------------------------
   Net cash flow from operating activities         108        9,933        5,176        27,102                     42,319
                                             -----------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                            35,600                     35,600
Repayments of long-term debt                                                           (14,385)                   (14,385)
Net proceeds from issuance of Common Stock       1,385                                                              1,385
Other                                           (1,273)           1            8        (2,263)                    (3,527)
                                             -----------------------------------------------------------------------------
   Net cash flow from financing activities         112            1            8        18,952                     19,073
                                             -----------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                       (1,662)        (799)      (38,923)                   (41,384)
Other                                                                                    6,335                      6,335
                                             -----------------------------------------------------------------------------
   Net cash flow from investing activities                   (1,662)        (799)      (32,588)                   (35,049)
                                             -----------------------------------------------------------------------------
Increase (decrease) in cash and                    220        8,272        4,385        13,466                     26,343
     cash equivalents
Cash and cash equivalents,                          32        9,248        8,732        99,511                    117,523
     beginning of the year
                                             -----------------------------------------------------------------------------
Cash and cash equivalents, end of the year         252      17,520       13,117       112,977                    143,866
                                             =============================================================================


(See Note 5)

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1998
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 46 tankers, including 42 Aframax oil tankers and oil/bulk/ore carriers (including four vessels time-chartered-in), three smaller tankers, and one Very Large Crude Carrier ("VLCC"), for a total cargo-carrying capacity of approximately 4.6 million tonnes. In addition, the Company entered into an agreement to purchase two newbuilding Aframax tankers, which are scheduled for delivery in July and September 1999.

During the first quarter of fiscal 1999, approximately 58% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue was generated primarily by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In the first quarter of fiscal 1999, 19% of net voyage revenues was generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 77% of the Company's net voyage revenue during the first quarter of fiscal 1999 was derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 23% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. Additionally, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. The Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The TCE rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the first quarter of fiscal 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $9.0 million and $25,094, respectively, and incurred vessel operating expenses of $3.7 million, or $10,250 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

First Quarter Fiscal 1999 versus First Quarter Fiscal 1998

The Company's net income was $25.4 million, or 87 cents per share, in the first quarter of fiscal 1999, up from $14.0 million, or 49 cents per share, in the first quarter of fiscal 1998. The current quarter's results include $7.1 million, or 24 cents per share, in gains on asset sales, while there were no asset dispositions during the same period last year. A combination of firm freight rates for Aframax tankers in the Indo-Pacific basin and lower bunker fuel costs contributed to stronger results for the first quarter of fiscal 1999 in comparison to the same period one year ago.

Income from Vessel Operations

An increase in the size of the Company's fleet and an increase in freight rates contributed to an 18.8% increase in income from vessel operations, from $26.1 million in the first quarter of fiscal 1998 to $31.0 million in the first quarter of fiscal 1999.

The Company's average fleet size increased 10.0% in the first quarter of fiscal 1999 compared to the first quarter of fiscal 1998, as five older vessels were sold and nine newer vessels were added to the fleet (including four time-chartered-in vessels) since the beginning of fiscal 1998.

Net voyage revenues increased 17.2% to $86.6 million in the first quarter of fiscal 1999, as compared to $73.9 million in the first quarter of fiscal 1998. The increase mainly reflects a combination of the Company's increased fleet size and an improvement in TCE rates, which includes the effect of higher TCE rates earned by the four Australian Vessels. The Company's average TCE rate during the first quarter of fiscal 1999, excluding the Australian Vessels, increased 2.8% to $21,810 from $21,214 in the first quarter of fiscal 1998.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications. Vessel operating expenses increased 15.6% to $20.8 million in the first quarter of fiscal 1999 from $18.0 million in the first quarter of fiscal 1998, as a result of an increase in the size of the Company's owned fleet and the higher crewing costs associated with the Australian Vessels.

Time-charter hire expense was $5.3 million in the first quarter of fiscal 1999, up from $1.3 million in the first quarter of fiscal 1998 as a result of four vessels time-chartered-in by the Company during the first quarter of fiscal 1999 as compared to only one vessel time-chartered-in during the first quarter of fiscal 1998.

Depreciation and amortization expense increased 2.6% to $24.3 million in the first quarter of fiscal 1999 from $23.7 million in the first quarter of fiscal
1998, reflecting the increase in the size of the Company's owned fleet, partially offset by fewer scheduled drydockings. Depreciation and amortization expense included amortization of drydocking costs of $2.4 million in the first quarter of fiscal 1999 and $3.3 million in the first quarter of fiscal 1998.

General and administrative expenses rose 10.5% to $5.3 million in the first quarter of fiscal 1999 from $4.8 million in the first quarter of fiscal 1998, mainly as the result of the hiring of additional personnel in connection with the expansion of the Company's operations, particularly in Australia.

Interest Expense

Interest expense remained virtually unchanged at $14.0 million in the first quarter of fiscal 1999, compared to $14.1 million in the first quarter of fiscal 1998. Interest expense is expected to decrease as the Company intends to use the net proceeds received from the public offering of its Common Stock to redeem its 9 5/8% First Preferred Ship Mortgage Notes due 2003 in August 1998.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior years' results, the figures in the table below exclude the results from the Company's Australian Vessels:



                                                                 First Quarter          First Quarter
                                                                  Fiscal 1999            Fiscal 1998
-----------------------------------------------------------------------------------------------------
Average number of ships                                                  46                      42
Total calendar ship-days                                              3,828                   3,813
-----------------------------------------------------------------------------------------------------
Voyage days (A)                                                       3,649                   3,561
-----------------------------------------------------------------------------------------------------
Net voyage revenue before commissions (B) (000s)                    $79,583                 $75,543
-----------------------------------------------------------------------------------------------------
TCE (B/A)                                                           $21,810                 $21,214
=====================================================================================================
Operating results per calendar ship-day:
   Net voyage revenue                                               $20,260                $19, 370
   Vessel operating expense                                           4,785                   4,799
   General and administrative expense                                 1,259                   1,252
   Drydocking expense                                                   681                     857
-----------------------------------------------------------------------------------------------------
Operating cash flow per calendar ship-day                           $13,535                 $12,462
=====================================================================================================

LIQUIDITY AND CAPITAL RESOURCES

The Company's total liquidity, including cash, marketable securities, and undrawn long-term lines of credit, increased to $291.9 million as at June 30, 1998 from $186.3 million as at March 31, 1998, as a result of internally generated cash and the Company's receipt of net proceeds from its issuance of
2.8 million shares of Common Stock in June 1998.

Net cash flow from operating activities rose to $44.0 million in the first quarter of fiscal 1999 from $42.3 million in the same period one year ago, mainly reflecting the improvement in TCE rates and the increase in the size of the Company's fleet.

The Company's scheduled debt repayments were $14.4 million during the first quarter of fiscal 1999, virtually unchanged from the first quarter of fiscal 1998. In addition, the Company prepaid $115.0 million of long-term debt under its revolving credit facility (the "Revolver"). In June 1998, the Company completed a public offering of 7.0 million shares of its Common Stock, of which
2.8 million shares were issued by the Company and 4.2 million shares were offered by an existing shareholder, the Cirrus Trust. The Company received net proceeds of approximately $68.8 million from the offering, which was applied temporarily against outstanding indebtedness under the Company's Revolver and in August 1998 is intended to be used, along with other funds, to redeem the Company's outstanding 9 5/8% First Preferred Ship Mortgage Notes.

During the first quarter of fiscal 1999, the Company incurred capital expenditures for vessels and equipment of $37.7 million, which includes $31.6 million in payments towards the two newbuilding double-hull Aframax tankers scheduled for delivery in July and September 1999, and $4.6 million related to the conversion of the floating storage and off-loading vessel. The Company intends to pay for the remaining cost of approximately $44 million for the two newbuildings by using existing cash balances, borrowings under the Revolver or other debt financing. Capital expenditures for drydocking were $2.4 million in the first quarter of fiscal 1999 compared to $4.7 million in the same period one year ago, reflecting a reduction in scheduled drydockings.

Dividend payments during the first quarter of fiscal 1999 were $6.2 million,  or
21.5 cents per share, of which $5.8 million was paid in cash and the remainder was paid in the form of shares of common stock issued under the Company's dividend reinvestment plan.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and the expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

The Company relies on computer systems and software to operate its business, including applications used in chartering, shipping, communications, finance and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the calendar year 2000 and subsequent years, some level of modification for replacement of such applications will be necessary. The Company is reviewing all of its systems in order to verify that they are "Year 2000 compliant" and believes, with limited exceptions, that they will require only minor modification. Accordingly, management does not expect Year 2000 compliance costs to have a material adverse effect on the Company. No assurance can be given however, that all of the Company's systems will be Year 2000 compliant or that compliance costs or the impact of any failure by the Company to achieve full Year 2000 compliance will not have a material adverse effect on the Company. In addition, the Company could be adversely affected by the failure of one or more of its customers, lenders, suppliers or other organizations with which it conducts business to become fully Year 2000 compliant.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 1998 contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to future events and financial performance, in particular the statements regarding future capital expenditures including expenditures for newbuilding vessels; the redemption of the Company's 9 5/8% First Preferred Ship Mortgage Notes; and the Company's growth strategy and expansion. The following factors are among those that could cause actual results to differ materially from the forward-looking statement and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions, including Asia; the cyclical nature of the tanker industry and its dependence on oil markets; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in demand for modern, high quality vessels; the Company's dependence on spot oil voyages; whether, as is typical, oil consumption in the northern hemisphere will increase in the fall and winter months and unpredictable weather patterns in the winter months will tend to disrupt vessel scheduling, factors that historically have resulted in increased oil price volatility and increased oil trading activity; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; and other risks detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statements contained in this paragraph and in other reports hereafter filed by the Company with the U.S. Securities and Exchange Commission.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1998

                           PART II - OTHER INFORMATION

Item 1 - Legal Proceedings
         None

Item 2 - Changes in Securities
         None

Item 3 - Defaults Upon Senior Securities
         None

Item 4 - Submission of Matters to a Vote of Security Holders
         None

Item 5 - Other Information
         None

Item 6 - Exhibits and Reports on Form 6-K
         a.       Exhibits
                  27.1 Financial Data Schedule

         b.       Reports on Form 6-K
                  None

THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION




Date:    August 14, 1998                        By:      /s/ Peter S. Antturi
                                                         --------------------
                                                         Peter S. Antturi
                                                         Chief Financial Officer